                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   MURDOCK  JERRY      J
   (Last)  (First)  (Middle)

   c/o InSight Capital Partners
   527 Madison Avenue, 10th Floor
   (Street)

   New York  New York   10022
   (City)     (State)   (Zip)


2. Issuer Name and Ticker or Trading Symbol
   Quest Software, Inc.  QSFT


3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year
   January 2001

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                             / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)



7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                     9/  /00      S              200,000

Common Stock                     9/  /00      S               75,000                        171,501(1)       D

Common Stock                                                                                1,476,000        I              (2)

Common Stock                                                                                  164,002        I              (3)



---------------------
(1) Includes 7,070 shares and 921 shares received in distributions from InSight Capital Partners II, L.P. ("InSight") and InSight Capital Partners (Cayman) II, L.P. ("InSight Cayman"), respectively, on January 4, 2001. Also includes an aggregate of 6,552 shares and 316 shares received in prior distributions from InSight and InSight Cayman. In prior reports, the reporting person reported indirect beneficial ownership of an aggregate of 1,770,001 shares of Quest Software, Inc. Common Stock, of which 1,188,000 shares were owned by InSight, 264,002 shares were owned by InSight Cayman and 450,000 shares were owned by WI Software Investors LLC, and the reporting person disclaimed beneficial ownership of these shares except to the extent of his pecuniary interest therein. On March 31, 2000, the common stock of Quest Software, Inc. split 2-for-1, resulting in the reporting person's acquisition of 215,200 shares directly and 1,770,001 shares indirectly.

(2) Owned by InSight; the reporting person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(3) Owned by InSight Cayman; the reporting person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If this form is filed by more than one reporting person, see Instruction
4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------




                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------





Explanation of Responses:

See


                                                 February 12, 2001
---------------------------------------    --------------------------
         **JERRY MURDOCK, JR.                          Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.